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                              September 29, 2020

       Maureen B. Short
       Executive Vice President and Chief Financial Officer
       Rent-A-Center, Inc.
       5501 Headquarters Drive
       Plano, Texas 75024

                                                        Re: Rent-A-Center, Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed April 23,
2020
                                                            File No. 001-38047

       Dear Ms. Short:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Definitive Proxy Statement on Schedule 14A filed April 23, 2020

       Compensation Discussion and Analysis
       Annual Cash Incentive Compensation, page 25

   1. We note that the Compensation Committee made adjustments to the actual results for
                                                        EBITDA, cash flow, and
consolidated same store sales when determining the payout
                                                        amount under the annual
cash incentive program. Please tell us how the Compensation
                                                        Committee determined
the adjustments to make for each of the categories listed (cost savings initiatives,
incremental legal fees and settlements, refranchising, and the acquisition of
Merchants Preferred). We also note that operating profit for the fiscal year ended December 31, 2019
increased primarily due to the receipt of a payment of $92.5 million in cash
relating to the Vintage Settlement. Please tell us whether adjustments were made for the
Vintage Settlement, and, if so, how these adjustments impacted the overall payout amount.
 Maureen B. Short
Rent-A-Center, Inc.
September 29, 2020
Page 2
Long-Term Incentive Compensation, page 26

2. Please tell us how the Compensation Committee determined the amount of the long-term incentive compensation award for each of the named executive officers in 2019. Please also tell us why the amounts disclosed on page 27 appear in brackets. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Scott Anderegg, Staff Attorney at 202-551-3342 or Erin Jaskot, Legal
Branch Chief at 202-551-3442 with any questions.



FirstName LastNameMaureen B. Short                         Sincerely,
Comapany NameRent-A-Center, Inc.
                                                           Division of
Corporation Finance
September 29, 2020 Page 2                                  Office of Trade &
Services
FirstName LastName